Mail Stop 4561

October 16, 2007

Mr. Steven R. Mumma
President, Co-Chief Executive Officer and Chief Financial Officer
New York Mortgage Trust, Inc.
1301 Avenue of the Americas
New York, NY 10019

> **Re: New York Mortgage Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 001-32216**

Dear Mr. Mumma:

We have reviewed your response letter dated September 21, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements

Investment Securities Available for Sale, page F-15

1.   We note your response to prior comment 4 and your indication that the $23.9 million of NYMT Retained Securities as of December 31, 2006 was comprised of $21.9 million of securities rated BBB or higher and $2.0 million of non-investment grade securities. Please help us to better understand the quality of the

dealer quotes which you utilize for purposes of valuing your securities. In your response, please tell us for both the investment grade portion and for the non-investment grade portion of your securities whether the dealer quotes you obtain represent unadjusted price quotes for identical securities in active markets and to what degree such dealer quotes were available to price your NYMT Retained Securities as of December 31, 2006. If such "high quality" dealer quotes were not available to price a portion of your NYMT Retained Securities, please quantify/segregate that portion of your securities for us and describe the quality of the quotes which were used in such circumstances and how you generally utilize such quotes to make valuations on your securities. For instance, tell us if you are using dealer quotes on similar assets, whether or not these quotes are based on active markets and whether the quotes are current.

General

2.   We note your response to prior comment 5. In future filings, please include the reconciliation of the carrying amount of mortgage loans described in footnote 6 to *Schedule IV – Mortgage Loans on Real Estate*.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3629 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief